Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$415	$398
Portion of rentals representing an interest factor	80	89
Total fixed charges	$495	$487

Earnings available for fixed charges:
Net income	$3,749	$3,214
Equity earnings net of distributions	(44)	(38)
Income taxes	2,296	1,951
Fixed charges	495	487
Earnings available for fixed charges	$6,496	$5,614

Ratio of earnings to fixed charges	13.1	11.5